UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 2


                                       TO
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                                   JOULE INC.
                       (Name of Subject Company (issuer))

                     JAC ACQUISITION COMPANY, INC. (Offeror)
                         EMANUEL N. LOGOTHETIS (Offeror)
                          NICK M. LOGOTHETIS (Offeror)
                           STEVEN LOGOTHETIS (Offeror)
                           HELEN LOGOTHETIS (Offeror)
                           JULIE LOGOTHETIS (Offeror)
                         JOHN G. WELLMAN, JR. (Offeror)

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481109106
                      (CUSIP Number of Class of Securities)

                              Emanuel N. Logothetis
                              Chairman of the Board
                          JAC Acquisition Company, Inc.
                               c/o Symphony Suites
                              89 Headquarters Plaza
                          Morristown, New Jersey 07960
                                 (973) 539-5100

                                    Copy to:
                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

        Transaction valuation*                     Amount of filing fee

           $ 1,591,646.72                                $ 128.76

* Estimated for purposes of calculating filing fee only. Calculated as $1,591,646.72 which is equal to the product of $1.52, the per share tender offer price for all of the outstanding shares of common stock of Joule Inc. and 1,047,136, the number of outstanding shares sought in the offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals .008090% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: $128.76
                Form or Registration No.: Schedule TO
                Filing Party: JAC Acquisition Company, Inc.
                Date Filed: November 21, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

                [X]     third-party tender offer subject to Rule 14d-1.
                [ ]     issuer tender offer subject to Rule 13e-4.
                [X]     going-private transaction subject to Rule 13e-3.
                [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                   SCHEDULE TO


        This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by JAC Acquisition Company, Inc., a Delaware corporation (the "Purchaser"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the "SEC") on December 17, 2003 ("Schedule TO"). Purchaser is owned by Emanuel
N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule"), his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman, collectively referred to herein as the "Purchaser Group"). The Schedule TO and this Amendment relate to the offer by Purchaser to purchase all of the outstanding shares of the common stock, par value $.01 per share, of Joule, excluding shares of common stock owned by the Purchaser Group (the "Shares"). The tender price is $1.52 per Share, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 21, 2003 (the "Offer To Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by the Purchaser on November 21, 2003.


        The information in the Offer To Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of the items of this Amendment, including without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by Items in the Schedule TO, except as otherwise set forth below. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items, unless otherwise stated herein.

        For purposes of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated by reference from other documents specifically refer to the Offer to Purchase dated November 21, 2003, as amended, unless otherwise stated herein.

        Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

        This Amendment also constitutes the Schedule 13E-3 filed by and on behalf of Purchaser.


ITEMS 1-11, 13

        The Schedule TO is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-11 and 13 thereof:

        On December 22, 2003, the Purchaser announced that it is extending the expiration of the Offer to 5:00 p.m., Eastern Standard Time, on January 15, 2004. Purchaser commenced a tender offer for all of the outstanding shares of common stock of Joule Inc. not owned by the Purchaser Group on November 21, 2003. The Offer was previously scheduled to expire at 12:00 midnight on December 19, 2003. Accordingly, all references to "Expiration Date" in the Offer to Purchase shall mean 5:00 p.m., Eastern Standard Time on January 15, 2004, unless Purchaser, in its sole discretion, extends the period of time for which the Offer is open in which case the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire. The text of the press release issued by the Purchaser on December 22, 2003 is attached hereto as Exhibit (a)(i)(xi) and is incorporated by reference.


ITEM 12.        EXHIBITS.


        (a)(1)(xi) Text of press release issued by JAC Acquisition Company, Inc. on December 22, 2003 announcing the extension of the offering period.


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

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             JAC Acquisition Company, Inc.


                                             By: /s/ EMANUEL N. LOGOTHETIS
                                                 -------------------------------
                                                 Emanuel N. Logothetis
                                                 Chairman of the Board

                                             By: /s/ EMANUEL N. LOGOTHETIS
                                                 -------------------------------
                                                 Emanuel N. Logothetis

                                             By: /s/ NICK M. LOGOTHETIS
                                                 -------------------------------
                                                 Nick M. Logothetis

                                             By: /s/ STEVEN LOGOTHETIS
                                                 -------------------------------
                                                 Steven Logothetis

                                             By: /s/ HELEN LOGOTHETIS
                                                 -------------------------------
                                                 Helen Logothetis

                                             By: /s/ JULIE LOGOTHETIS
                                                 -------------------------------
                                                 Julie Logothetis

                                             By: /s/ JOHN G. WELLMAN, JR.
                                                 -------------------------------
                                                 John G. Wellman, Jr.


                                             December 22, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION


        (a)(1)(xi) Text of press release issued by JAC Acquisition Company, Inc. on December 22, 2003 announcing the extension of the offering period.


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